DORSEY
DORSEY & WHITNEY LLP

June 19, 2007

SUPPL

07024656

VIA FEDEX

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re: Amended Application for 12g3-2(b) Exemption by Calloway Real Estate Investment Trust – File No. 82-35056

Dear Sir/Madam:

On behalf of our client, Calloway Real Estate Investment Trust (the "Trust"), we hereby submit an amended application for an exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934. The application has been amended to reflect the publishing of the Trust's home country documents on SEDAR pursuant to amended Rule 12g3-2(e).

Please contact me if you have any questions about the contents of this application. Additionally, please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Sincerely,

DORSEY & WHITNEY LLP

Kimberley Anderson

PROCESSED
JUN 27 2007
THOMSON FINANCIAL

Enclosures: Amended 12g3-2(b) Application

cc: Bart Munn, Joe Brennan

CALLOWAY
REAL ESTATE INVESTMENT TRUST
700 Applewood Crescent, Suite 200
Vaughan, ON L4K 5X3
Tel: 905-326-6400 Fax: 905-326-0783

June 18, 2007

VIA FEDEX

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re: Amended Application for 12g3-2(b) Exemption by Calloway Real Estate Investment Trust – File No. 82-35056

Dear Sir/Madam:

We hereby amend our application for a 12g3-2(b) exemption to allow for the electronic publication of the Trust's home country documents pursuant to Rule 12g3-2(e). The Trust has published its home country documents on the System for Electronic Document Analysis and Retrieval ("SEDAR") and are available under the Trust's name at www.sedar.com.

DATED at Vaughan, Ontario, Canada, this 18 day of June, 2007.

CALLOWAY REAL ESTATE INVESTMENT TRUST

Per: [signature]
Name: Bart Munn
Title: Chief Financial Officer

END